Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 15, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
04/07/2024	7,000	392.2723	2,745,906.10	—	—	—	—	7,000	392.2723	2,745,906.10
05/07/2024	7,200	392.0433	2,822,711.76	—	—	—	—	7,200	392.0433	2,822,711.76
08/07/2024	7,000	395.3113	2,767,179.10	—	—	—	—	7,000	395.3113	2,767,179.10
09/07/2024	7,000	395.5431	2,768,801.70	—	—	—	—	7,000	395.5431	2,768,801.70
10/07/2024	7,000	396.7291	2,777,103.70	—	—	—	—	7,000	396.7291	2,777,103.70
11/07/2024	6,800	398.0310	2,706,610.80	1,627	430.1916	699,921.73	644,792.02	8,427	397.6982	3,351,402.82
12/07/2024	7,000	397.2665	2,780,865.50	—	—	—	—	7,000	397.2665	2,780,865.50
Total	49,000	395.2894	19,369,178.66	1,627	430.1916	699,921.73	644,792.02	50,627	395.3221	20,013,970.68

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till July 12, 2024, the total invested consideration has been:
•Euro 27,810,462.91 for No. 71,000 common shares purchased on the EXM
•USD 699,921.73 (Euro 644,792.02*) for No. 1,627 common shares purchased on the NYSE.

As of July 12, 2024, the Company held in treasury No. 14,238,293 common shares equal to 5.54% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until July 12, 2024, the Company has purchased a total of 3,414,189 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 951,199,327.64.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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